EXHIBIT 99.1

CENTRAL FUND AGREES TO INSTITUTING PLAN OF ARRANGEMENT WITH SPROTT INC.

(October 2, 2017) Central Fund of Canada Limited (the "Corporation" or “Central Fund”) (TSX: CEF.A (Cdn.$) and CEF.U (U.S.$) and NYSE American: CEF) announced today that it has entered into an Arrangement Agreement under which the contemplated plan of arrangement (the “Arrangement”) will result in:

•	the assets of Central Fund being transferred to Sprott Physical Gold and Silver Trust (the “Trust”), a new trust to be formed under the laws of Ontario and managed by Sprott Asset Management LP ("SAM"), a wholly-owned subsidiary of Sprott Inc. (“SII”); and

•	each outstanding Class A non-voting share of Central Fund being converted into one trust unit (“Unit”) of the Trust.

In addition, SII will:

•	acquire each outstanding common share of Central Fund at a price of Cdn.$500 per share payable in cash; and

•	indirectly acquire Central Fund’s existing administration agreement from The Central Group Alberta Ltd. (the “Administrator”) for an aggregate purchase price of Cdn.$100 million, consisting of Cdn.$85 million in cash and Cdn.$15 million of common shares (or 6,997,378 common shares) of SII. In addition, SII and the Administrator will enter into an earnout agreement pursuant to which the Administrator may earn an amount equal to the greater of (1) Cdn. $5 million and (2) an amount based on a formula related to assets under management on the first anniversary of the Arrangement.

Benefits of the Transaction

Central Fund believes that the Arrangement offers several benefits for the Corporation, including the following:

•	With an improved redemption feature that includes the opportunity for redemptions at Net Asset Value (“NAV”), the Trust is expected to trade closer to its underlying value.

•	The Trust is expected to have a higher visibility in the market than Central Fund on its own.

•	The Trust will consist of a single class of Units rather than the existing dual class share structure of the Corporation. As a single class, all Unitholders will have the same rights and voting privileges.

•	Legal and consulting fees associated with prior litigation between the two entities will no longer be a drain on the Corporation and the litigation will be discontinued.

•	The transaction should result in a tax deferred rollover of the Class A shares when converted to Units.

•	The current custodian of the Central Fund gold and silver bullion (Canadian Imperial Bank of Commerce) is entitled to bid for continued services with the potential for no increase in custodial fees for the bullion.

Transaction Details

The transaction will be carried out by way of a Court approved plan of arrangement under the Business Corporations Act (Alberta) and will require the approval of 66 and 2/3% of the votes cast by holders of Class A shares and common shares, each voting as a class at a special meeting (the “Central Fund Meeting”) of shareholders to be called by Central Fund to consider the Arrangement. In addition, the transaction must be approved by a majority of the minority votes cast by holders of each such class, that is to say excluding those shares held by interested persons in accordance with applicable Canadian securities laws. The Central Fund Meeting is expected to be held on or about November 30, 2017.

After receipt and consideration of the unanimous recommendation of the Special Committee to approve and proceed with the Arrangement and consultation with its legal advisors, the Board has resolved (with conflicted directors abstaining) to unanimously recommend that Central Fund’s holders of Class A shares and minority holders of its common shares vote in favour of the Arrangement. In coming to its recommendation, the Board also reviewed and considered a fairness opinion from PricewaterhouseCoopers LLP, financial advisors to the Special Committee, in connection with the Arrangement, which report provides that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of Class A shares and by minority holders of common shares pursuant to the Arrangement is fair from a financial point of view.

Directors, senior executive officers and certain other shareholders of CFCL, who or which together hold or control an aggregate of approximately 85% of the issued and outstanding common shares and 0.04% of the issued and outstanding Class A shares, have entered into voting support agreements with SII and agreed to vote their common shares and Class A shares in favour of the Arrangement at the Central Fund Meeting. The information circular which will describe the Arrangement is expected to be mailed to CFCL shareholders on or about October 30, 2017.

In addition to shareholder and Court approvals, the Arrangement is subject to certain stock exchange and regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The transaction is not subject to a financing condition.

The Arrangement Agreement also includes a non-solicitation covenant on the part of Central Fund, subject to a right to match provision and fiduciary out provisions, and provides for the payment of a termination fee of Cdn.$5 million (or Cdn.$7.5 million if the expense reimbursement described below has been paid) to SII if the Administrator, its shareholders or New Administrator (collectively, the “Administrator Parties”) or CFCL breaches the Arrangement Agreement in certain circumstances.

SII has also agreed to pay to Central Fund and CGAL an expense reimbursement fee of Cdn.$2.5 million if the Arrangement Agreement is terminated other than as a result of a specified breach by CFCL or the Administrator Parties.

Under the Arrangement Agreement, Central Fund will pay its annual cash dividend of US$0.01 per Class A Share. The dividend, with an ex-dividend date of October 24, 2017, is scheduled to be paid on November 14, 2017 to shareholders of record as of October 31, 2017 (the dates being subject to the approval of the Toronto Stock Exchange).

PricewaterhouseCoopers LLP is acting as financial advisor to the Special Committee and CIBC World Markets Inc. is acting as financial advisor to the Corporation with respect to the Arrangement. Gowling WLG (Canada) LLP is acting as legal counsel to the Special Committee, Parlee McLaws LLP is acting as legal counsel to the Corporation and Osler, Hoskin & Harcourt LLP is acting as legal counsel to the Administrator, Philip M. Spicer and J.C. Stefan Spicer in respect of the Arrangement.

Complete details of the Arrangement are set out in the Arrangement Agreement, which will be filed by Central Fund with SEDAR and EDGAR and will be available for viewing under Central Fund’s profile at www.sedar.com.

About the Corporation

Central Fund of Canada Limited is a specialized investment holding company, established in 1961, which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At September 29, 2017, the Class A shares of Central Fund were backed 99.9% by gold and silver bullion. The Class A shares may be purchased or sold with ease on either the NYSE American (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information or comment please contact:

The Shareholder and Investor Inquiries Office of Central Fund at:

Telephone: (905) 648-7878	Email: info@centralfund.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release, and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporation undertakes no obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements. Such risks and uncertainties include receiving requisite regulatory, securities commission, stock exchange, court and Class A share and common share approvals for the Arrangement, anticipated benefits of the Arrangement, timing for the Central Fund Meeting and for closing of the transaction, closing of the transaction and the trading value relative to NAV of the units of the Trust.